# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BATTALION OIL CORP, CIK 0001282648
CUSIP: 07134L107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 820 GESSNER ROAD, SUITE 1100, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 03/30/2026
Amends the filing with accession number 0001193125-19-222558
Filed by CIK 0001279151
Persons authorized to receive notices and communications: Jonathan Barrett, Carlos Treistman, 1811 Bering Drive, Suite 400, Houston, Texas (TX), 77057, 212-424-2868

## Reporting persons
- LUMINUS MANAGEMENT, LLC (CIK 0001279151): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,511,743; sole dispositive power 0; shared dispositive power 14,511,743; aggregate amount beneficially owned 14,511,743 (44.6% of the class)
  Comment: 1. The number of shares reported above includes (i) 2,006,508 shares of Common Stock owned directly by Master Fund, (ii) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 2,160,226 shares of Common Stock issuable upon conversion or redemption of 9,408 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 2,052,473 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a "group" (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.
  
  2. Percentage based on (i) 18,256,563 outstanding shares of Common Stock as of March 18, 2026, based on the number of shares outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 23, 2026, plus (ii) (a) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund, (b) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,160,226 shares of Common Stock issuable upon conversion or redemption of 9,408 shares of Series A-2 Preferred Stock issued to Master Fund, (d) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund, (e) 2,052,473 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund and (f) 1,800,000 shares of Common Stock issued to Master Fund in exchange for the conversion of 7,803 shares of Series A-2 Preferred Stock.
- LUMINUS ENERGY PARTNERS MASTER FUND, LTD. (CIK 0001405850): type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 14,551,743; sole dispositive power 0; shared dispositive power 14,551,743; aggregate amount beneficially owned 14,551,743 (44.6% of the class)
  Comment: 1. The number of shares reported above includes (i) 2,006,508 shares of Common Stock owned directly by Master Fund, (ii) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 2,160,226 shares of Common Stock issuable upon conversion or redemption of 9,408 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 2,052,473 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a "group" (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.
  
  2. Percentage based on (i) 18,256,563 outstanding shares of Common Stock as of March 18, 2026, based on the number of shares outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 23, 2026, plus (ii) (a) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund, (b) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,160,226 shares of Common Stock issuable upon conversion or redemption of 9,408 shares of Series A-2 Preferred Stock issued to Master Fund, (d) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund, (e) 2,052,473 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund and (f) 1,800,000 shares of Common Stock issued to Master Fund in exchange for the conversion of 7,803 shares of Series A-2 Preferred Stock.
- JONATHAN BARRETT: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 14,511,743; sole dispositive power 0; shared dispositive power 14,511,743; aggregate amount beneficially owned 14,511,743 (44.6% of the class)
  Comment: 1. The number of shares reported above includes (i) 2,006,508 shares of Common Stock owned directly by Master Fund, (ii) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 2,160,226 shares of Common Stock issuable upon conversion or redemption of 9,408 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock issued to Master Fund pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 2,052,473 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-4 Preferred Stock issued to Master Fund pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons are party to certain agreements with the Voting Agreement Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a "group" (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.
  
  2. Percentage based on (i) 18,256,563 outstanding shares of Common Stock as of March 18, 2026, based on the number of shares outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 23, 2026, plus (ii) (a) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund, (b) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,160,226 shares of Common Stock issuable upon conversion or redemption of 9,408 shares of Series A-2 Preferred Stock issued to Master Fund, (d) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund, (e) 2,052,473 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund and (f) 1,800,000 shares of Common Stock issued to Master Fund in exchange for the conversion of 7,803 shares of Series A-2 Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BATTALION OIL CORP
Address of issuer's principal executive offices: 820 GESSNER ROAD, SUITE 1100, Houston, Texas (TX), 77024

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 30, 2026, the Issuer issued 1,800,000 shares of its common stock to Master Fund upon the conversion of 7,803 shares of the Company's Series A-2 Preferred Stock. The conversion was calculated in accordance with the terms of the Series A-2 Preferred Stock, including adjustments provided in respect of any Unpaid Dividend Accrual (as defined in the Company's Certificate of Incorporation, as amended), and using a conversion price of $6.21 per share.

Additionally, on March 30, 2026, Master Fund sold 681,105 shares of common stock for a weighted average sale price of $5.57. On March 31, 2026, Master Fund sold 1,209,377 shares of common stock for a weighted average sales price of $4.03.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on (i) 18,256,563 outstanding shares of Common Stock as of March 18, 2026, based on the number of shares outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 23, 2026, plus (ii) (a) 2,361,487 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund, (b) 3,962,723 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund, (c) 2,160,226 shares of Common Stock issuable upon conversion or redemption of 9,408 shares of Series A-2 Preferred Stock issued to Master Fund, (d) 1,968,326 shares of Common Stock issuable upon conversion or redemption of 9,835 shares of Series A-3 Preferred Stock owned directly by Master Fund, (e) 2,052,473 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Master Fund and (f) 1,800,000 shares of Common Stock issued to Master Fund in exchange for the conversion of 7,803 shares of Series A-2 Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by any Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As previously disclosed, Master Fund has previously entered into certain cash-settled total return swap agreements with several unaffiliated third party financial institutions as the respective counterparties, which provided economic exposure to an aggregate of 144,621 notional shares of Common Stock, (the "Swap Agreements"). On March 30, 2026, Master Fund sold the Swap Agreements to third parties thus relinquishing all rights it had pursuant to such agreements. The Swap Agreements provided the Master Fund with economic results that were comparable to the economic results of ownership but did not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that were the subject of the Swap Agreements.

## Signatures
- LUMINUS MANAGEMENT, LLC: /s/ Jonathan Barrett, Jonathan Barrett/President (04/01/2026)
- LUMINUS ENERGY PARTNERS MASTER FUND, LTD.: /s/ Jonathan Barrett, Jonathan Barrett/President (04/01/2026)
- JONATHAN BARRETT: /s/ Jonathan Barrett, Jonathan Barrett/President (04/01/2026)